UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 24, 2026

(Date of Report (Date of earliest event reported))

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of incorporation)	47-3902362 (IRS Employer Identification Number)

One East Erie, Suite 525, Chicago, IL 60611	90401
(Address of principal executive offices)	(ZIP Code)

847-999-8739

(Registrant’s telephone number, including area code)

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On January 19, 2026, the Company officially engaged RBSM LLP as the Company’s independent accounting firm. In connection with its engagement of RBSM LLP, the company dismissed its former independent accounting firm, IndigoSpire CPA.

IndigoSpire CPA’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and IndigoSpire CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to IndigoSpire CPA’s satisfaction, would have caused IndigoSpire CPA to make reference to the matter in their report. During the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

(b)	Appointment of Independent Accounting Firm

On January 19, 2026, the Company engaged RBSM LLP as its new independent accounting firm. During the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 and through the subsequent date of engaging RBSM LLP, neither the Company nor anyone acting on its behalf has consulted with RBSM LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that RBSM LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

EXHIBITS

The following items are filed as exhibits to this current report on Form 1-U:

Exhibit Number	Description
Exhibit 1	Consent of Independent Accounting Firm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

MODE MOBILE, INC.

By:	/s/ Dan Novaes
Title:	Chief Executive Officer
Date:	May 5, 2026